UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2012, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBIT

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan

Date:    December 3, 2012

By:     /s/ Jack Ridge
Jack Ridge
Secretary, Trustees of The Procter & Gamble
Profit Sharing Trust and Employee Stock Ownership Plan

`

              The Procter & Gamble Profit
          Sharing Trust and Employee
          Stock Ownership Plan

                  Employer ID No.: 31-0411980

             Plan Number: 002

             Financial Statements as of and for the
             Years Ended June 30, 2012 and 2011,
             Supplemental Schedules as of and for the
             Year Ended June 30, 2012, and
             Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE PROFIT SHARING TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2012 and 2011	3

Notes to Financial Statements as of and for the Years Ended June 30, 2012 and 2011	4-21

SUPPLEMENTAL SCHEDULES:	22

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2012	23

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended June 30, 2012	24

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure
      under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

To the Policy Committee and Trustees of
The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) as of June 30, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of June 30, 2012, and (2) reportable transactions for the year ended June 30, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
December 3, 2012

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2012 AND 2011

	2012	2011

ASSETS:
Investments — at fair value:
Cash, plus accrued interest	$ 14,115,070	$ 14,456,573
The Procter & Gamble Company common stock	5,502,611,372	5,774,009,956
The Procter & Gamble Company ESOP
Convertible Class A Preferred Stock - Series A	3,798,475,468	4,150,317,221
The J.M. Smucker Company common stock	30,168,352	33,720,818
Mutual fund	-	76,532,541
Common collective trust funds	991,127,766	596,427,349
J.P. Morgan Stable Value Fund	-	182,876,945

Total investments - at fair value	10,336,498,028	10,828,341,403

Net assets held in 401(h) account	2,471,404,562	2,700,823,675

Receivables:
Contribution receivable from The Procter & Gamble Company	302,963,820	294,799,366
Dividends receivable — preferred stock	17,188,000	16,903,000
Notes receivable from participants	74,004,433	75,332,278

Total receivables	394,156,253	387,034,644

Total assets	13,202,058,843	13,916,199,722

LIABILITIES:
Interest payable on notes	2,445,106	2,759,456
Note payable to The Procter & Gamble Company
(Series A Preferred Stock)	124,972,093	141,038,851
Amounts related to obligation of 401(h) account	2,471,404,562	2,700,823,675

Total liabilities	2,598,821,761	2,844,621,982

NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO
ADJUSTMENT TO CONTRACT VALUE	10,603,237,082	11,071,577,740

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT
CONTRACTS	-	1,630,267

NET ASSETS AVAILABLE FOR BENEFITS	$ 10,603,237,082	$ 11,073,208,007

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

	2012	2011

ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$ (340,320,231)	$ 689,875,980
Net appreciation in contract value of investments	218,005	1,531,308
Dividends	337,189,254	321,617,099
Interest on investments	243,910	134,273

Total investment (loss) income	(2,669,062)	1,013,158,660

Interest income on notes receivable from participants	3,479,966	3,836,642

Contributions by The Procter & Gamble Company (net of
forfeitures of $1,034,666 and excess preferred dividends
of $4,416,112 in 2012 and forfeitures of $1,083,450 and
excess preferred dividends of $4,091,802 in 2011)	303,148,814	294,845,814

Total additions	303,959,718	1,311,841,116

DEDUCTIONS:
Distributions to participants:
The Procter & Gamble Company common stock —
6,264,279 shares (cost, $135,389,186) June 30, 2012
8,986,475 shares (cost, $186,568,958) June 30, 2011	401,647,596	571,483,643
Cash	362,376,437	401,910,340
Interest expense	7,906,980	8,882,552
Administrative expenses	1,999,630	1,848,163

Total deductions	773,930,643	984,124,698

NET (DECREASE) INCREASE IN NET ASSETS	(469,970,925)	327,716,418

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,073,208,007	10,745,491,589

End of year	$ 10,603,237,082	$ 11,073,208,007

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

1.	PLAN DESCRIPTION

General — The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is comprised of two trusts, the Retirement Trust (RT) and the Employee Stock Ownership Trust (ESOT). These financial statements include the RT and the ESOT. The Plan is funded through Company contributions only. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.  The employees of Natura Pet Products, Inc., an acquisition of the Company, will begin participating in the Plan effective August 1, 2012.

The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000, which has been repaid and, with the proceeds from such borrowings, purchased 9,090,909 shares of Series A ESOP Convertible Class A Preferred Stock (“Series A Preferred Stock”) (see Note 4). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOT to participants over a longer period, the ESOT entered into a term loan agreement (see Note 6) with the Company. The shares of Series A Preferred Stock are utilized to fund a portion of the Company’s contribution to the Plan.

In May 1990, the Company’s Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company’s postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 7) and with the proceeds from such borrowings, purchased 9,571,209 shares of Series B ESOP Convertible Class A Preferred Stock (“Series B Preferred Stock”) (see Note 5) (the “Original Loan”). The number of shares initially issued increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993, these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 5). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

Effective July 1, 2005, the ESOT entered into a term loan agreement with the Company to refinance certain installments due on the Original Loan (see Note 7).

In accordance with the amendment, the assets held in the 401(h) account are held in the ESOT which holds assets for the Plan and are to be used to fund retiree healthcare benefits maintained in the Procter & Gamble Health Care Plan, another Company sponsored plan. The related liabilities and obligations for health benefits are not included in this Plan but are reflected as liabilities and obligations in the financial statements of the Procter & Gamble Health Care Plan. Plan participants do not contribute to the 401(h) account.

The balances of the investments held in the RT are summarized as follows for the years ended June 30, 2012 and 2011:

	2012	2011

Cash	$ 6,786,478	$ 6,679,467
The Procter & Gamble Company common stock	5,043,477,329	5,354,917,166
The J.M. Smucker Company common stock	30,166,162	33,717,149
Mutual fund	-	64,641,552
Common collective trust funds	884,526,049	539,024,806
J.P. Morgan Stable Value fund	-	166,844,793

Total investments - at fair value	5,964,956,018	6,165,824,933

Contribution receivable from The Procter & Gamble Company	302,963,820	294,799,366
Notes receivable from participants	73,826,832	75,175,885

RT net assets at fair value	6,341,746,670	6,535,800,184

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	-	1,487,347

RT net assets	$ 6,341,746,670	$ 6,537,287,531

The activity of the investments held in the RT is summarized as follows for the years ended June 30, 2012 and 2011:

	2012	2011

Net (depreciation) appreciation in value of investments	$ (182,578,618)	$ 414,721,075
Net appreciation in contract value of investments	198,893	1,397,064
Interest on investments and dividends	185,342,392	175,807,306
Interest on notes receivable from participants	3,472,074	3,826,643
Contributions by The Procter & Gamble Company	303,148,814	294,845,814
Distributions to participants	(507,628,004)	(666,603,628)
Administration Expenses	(1,912,524)	(1,780,509)
Transfer of Excess Preferred Dividends From ESOT	4,416,112	4,091,801

Net (Decrease) Increase in net assets	(195,540,861)	226,305,566

RT net assets:
Beginning of year	6,537,287,531	6,310,981,965

End of year	$ 6,341,746,670	$ 6,537,287,531

The balances of the investments and liabilities held in the ESOT related to Series A Preferred Stock, assets held in the 401(h) account which include Series B Preferred Stock (“401(h)”), and all other investments (“Other”) as of June 30, 2012 and 2011, are summarized as follows:

	2012
	Series A	401(h)	Other	Total

Cash plus accrued interest	$ 7,318,464	$ 65,501,568	$ 10,128	$ 72,830,160
Company common stock	-	19,681,708	459,134,043	478,815,751
Series A Preferred Stock	3,798,475,468	-	-	3,798,475,468
Series B Preferred Stock	-	3,647,119,858	-	3,647,119,858
Other investments	-	-	106,603,907	106,603,907

Total investments — at fair
value	3,805,793,932	3,732,303,134	565,748,078	8,103,845,144

Dividends receivable	17,188,000	16,503,000		33,691,000
Notes receivable from participants	-	-	177,601	177,601

Total assets	3,822,981,932	3,748,806,134	565,925,679	8,137,713,745

Interest payable on notes and
debentures	(2,445,106)	(47,463,865)	-	(49,908,971)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(124,972,093)	-	-	(124,972,093)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)	-	(472,937,707)	-	(472,937,707)
Debentures (Series B Preferred Stock)	-	(757,000,000)	-	(757,000,000)

Total liabilities	(127,417,199)	(1,277,401,572)	-	(1,404,818,771)

ESOT net assets	$ 3,695,564,733	$ 2,471,404,562	$ 565,925,679	$ 6,732,894,974

	2011
	Series A	401(h)	Other	Total

Cash and cash equivalents, plus
accrued interest	$ 7,756,760	$ 61,799,337	$ 20,346	$ 69,576,443
Company common stock	-	16,138,643	419,092,790	435,231,433
Series A Preferred Stock	4,150,317,221	-	-	4,150,317,221
Series B Preferred Stock	-	3,868,187,522	-	3,868,187,522
Mutual fund and other investments	-	-	85,329,353	85,329,353

Total investments — at fair
value	4,158,073,981	3,946,125,502	504,442,489	8,608,641,972

Dividends receivable	16,903,000	15,754,000	-	32,657,000
Notes receivable from participants	-	-	156,393	156,393

Total assets	4,174,976,981	3,961,879,502	504,598,882	8,641,455,365

Interest payable on notes and
debentures	(2,759,456)	(48,113,979)	-	(50,873,435)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(141,038,851)	-	-	(141,038,851)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)	-	(405,231,848)	-	(405,231,848)
Debentures (Series B Preferred Stock)	-	(807,710,000)	-	(807,710,000)

Total liabilities	(143,798,307)	(1,261,055,827)	-	(1,404,854,134)

ESOT net assets — at fair value	4,031,178,674	2,700,823,675	504,598,882	7,236,601,231

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	-	-	142,920	142,920

ESOT net assets	$ 4,031,178,674	$ 2,700,823,675	$ 504,741,802	$ 7,236,744,151

The activity in the investments and liabilities held in the ESOT related to Series A Preferred Stock, the 401(h), and Other is summarized as follows for the years ended June 30, 2012 and 2011:

	Series A	401(h)	Other	Total

ESOT net assets — June 30, 2010	$ 4,020,683,095	$ 2,566,910,360	$ 413,826,529	$ 7,001,419,984

Net appreciation in
fair value of investments	246,370,108	220,723,624	28,784,797	495,878,529
Net appreciation in contract value
of investments	-	-	134,244	134,244
Interest on investments and dividends	133,938,840	126,030,899	12,005,226	271,974,965
Interest on loans to participants	-	-	9,999	9,999
Distributions to participants	(19,301,622)	-	(287,488,733)	(306,790,355)
Interest expense	(8,882,552)	(96,476,374)	-	(105,358,926)
Administrative expense	-	-	(67,654)	(67,654)
Conversions to other investments	(337,537,394)	-	337,537,394	-
Excess Preferred Dividends to
Retirement Trust	(4,091,801)	-	-	(4,091,801)
Net transfer to Retiree Benefit Trust	-	(116,364,834)	-	(116,364,834)

ESOT net assets — June 30, 2011	4,031,178,674	2,700,823,675	504,741,802	7,236,744,151

Net appreciation in
fair value of investments	(141,762,315)	(139,633,289)	(15,979,298)	(297,374,902)
Net appreciation in contract value
of investments	-	-	19,112	19,112
Interest on investments and dividends	137,208,208	130,071,576	14,882,564	282,162,348
Interest on loans to participants	-	-	7,892	7,892
Distributions to participants	(19,996,987)	-	(236,399,042)	(256,396,029)
Interest expense	(7,906,980)	(95,309,101)	-	(103,216,081)
Administrative expense	-	-	(87,106)	(87,106)
Conversions to other investments	(298,739,755)	-	298,739,755	-
Excess Preferred Dividends to
Retirement Trust	(4,416,112)	-	-	(4,416,112)
Net transfer to Retiree Benefit Trust	-	(124,548,299)	-	(124,548,299)

ESOT net assets — June 30, 2012	$ 3,695,564,733	$ 2,471,404,562	$ 565,925,679	$ 6,732,894,974

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an allocation of Company contributions (see Note 8) and Plan earnings or losses, and deductions for administrative expenses. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Participants have the option of receiving cash for dividends earned on shares of Company common stock and Series A Preferred Stock or reinvesting the dividends. If no election is made, dividends will default to reinvestment.

Vesting — A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the Plan document; however, the participant is immediately 100% vested in the Company’s additional preferred contributions and in Company stock dividends paid after July 1, 2004. Refer to Note 13 for vesting provisions in the event of Plan termination.

Investments — Company contributions are automatically invested in Company common stock or  Series A Preferred stock. Vested participants may then diversify out of Company stock received between the core investment options, which include: an individual deferred annuity, the US Intermediate-Term Bond Fund (a common collective trust fund), the BlackRock Money Market Fund (a common collective trust fund), the State Street Global Advisors Short-Term Bond Fund (a common collective trust fund), and the State Street Global Advisors Real Return Fund (a common collective trust fund).  Prior to January 2012 the core investment options also included the JP Morgan Prime Money Market Fund and the Stable Value Fund.  In January 2012, the Plan divested these investments and they are no longer Plan investment options.  Account balances of vested participants who have reached the age of 50, and account balances of participants in the Retirement Plus feature, described below, may be allocated to any of the investment options within the Plan. The investment options within the Plan, in addition to the core investment options indicated above, are common collective trust funds and include: a large cap equity index fund; small cap equity index fund; world equity index fund and three pre-mixed portfolios consisting of a set mix of other individual investment offerings of the Plan.

Retirement Plus — The Retirement Plus feature allows a retiree or a vested former employee or an eligible spousal beneficiary with account balances equal to or greater than $1,000 to maintain some or all of his or her funds in the Plan. If a participant or beneficiary chooses the Retirement Plus option, he or she must maintain at least 40% of his or her account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and eligible spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant or beneficiary may elect to distribute all or a portion of his or her account balance at any time in accordance with the Plan document. Each participant’s and beneficiary’s account is credited with an allocation of Plan earnings or losses.

Notes Receivable from Participants — The Plan allows vested employee participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Retired or former employee participants may maintain their accounts within the Plan. Federally mandated minimum distributions are required after attaining age (70-1/2). Upon election, distributions can be made in the form of cash, shares of Company common stock, or an annuity, or any combination of such. In addition to the above alternatives, retired vested former employee participants electing a distribution may also elect to receive monthly installments, or annual distributions not to exceed the lesser of 20 years or the participant’s life expectancy.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

Excess Preferred Dividends — Annual dividends received on Series A Preferred Stock within ESOT are primarily used to fund repayments of a note payable (see Note 6). During the years ended June 30, 2012 and 2011, dividends received exceeded the mandatory payments. As such, the excess preferred dividends were transferred from ESOT to RT and applied against the annual Company contributions.

Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, The J.M. Smucker Company (“Smucker’s”) common stock, and various common collective trust funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the Company common stock and Smucker’s stock is determined by published composite trading prices. Fair value of the Series A Preferred Stock and Series B Preferred Stock (held in separate 401(h) account) is determined as the greater of the fair value of Company common stock or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 4 and 5), as defined in the Plan document. The Series A Preferred Stock and the Company common stock included in the statements of net assets available for benefits are recorded at $61.25 and $63.57 per share as of June 30, 2012 and 2011, respectively. Shares of the mutual fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the measurement date. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets. The fully benefit-responsive investment contract (“Stable Value Fund”) was stated at fair value and then adjusted to contract value as described below. Fair value of the contract was calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to the measurement date using the bank-finance yield curve. The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account. Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.

In accordance with GAAP, the stable value fund was included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item was presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits was presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Certain administrative expenses of the Plan are paid by the Company. Investment and recordkeeping expenses are paid by the Plan and/or the participants to the extent that such expenses are not paid by the Company. Any investment expenses associated with the Plan’s investments are netted with earnings by JP Morgan, the Plan’s custodian, and reported to the Plan as a net amount. Loan administration fees paid by participants, totaling $344,590 and $331,497 for the years ended June 30, 2012 and 2011, respectively, are reflected in the Plan’s statements of changes in net assets available for benefits.  Recordkeeping and other fees paid to JP Morgan Retirement Plan Services, the Plan’s recordkeeper, totaling $1,655,040 and $1,516,666 for the years ended June 30, 2012 and 2011, respectively, are paid by the Plan and/or the participants and are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping fees paid by participants are deducted from participant accounts on a quarterly basis.  Participants were charged a flat fee of $1.25 per quarter for the years ended June 30, 2012 and 2011 plus an additional amount calculated based on a percentage of the participant’s total quarterly account balance for recordkeeping expenses. For the years ended June 30, 2012 and 2011, the percentage equaled approximately 0.013% and 0.012%, respectively. Payment of the fee is pro-rated between the participant’s RT and ESOT balances. The Company will pay any amount not covered by the participant’s account balance.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance for the plan year ended June 30, 2011, except for the Level 3 reconciliation disclosures, which have been adopted for the plan year ended June 30, 2012. The adoption in 2011 and 2012 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfers.  The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2012 and 2011.

	Fair Value Measurements
	at June 30, 2012, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash*	$ 79,616,638	-	-	$ 79,616,638
Common Collective Trust Funds:
Equity	-	411,870,531	-	411,870,531
Fixed	-	519,522,798	-	519,522,798
Other	-	59,734,437	-	59,734,437
Company Stock - Common*	5,522,293,080	-	-	5,522,293,080
Company Stock - Preferred*	-	7,445,595,326	-	7,445,595,326
Smucker’s Stock	30,168,352	-	-	30,168,352

Total	$ 5,632,078,070	$ 8,436,723,092	$ -	$ 14,068,801,162

* Includes assets held in separate 401(h) account

	Fair Value Measurements
	at June 30, 2011, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash Equivalents*	$ 76,255,910	$ -	$ -	$ 76,255,910
Common Collective Trust Funds:
Equity	-	398,817,847	-	398,817,847
Fixed	-	197,609,502	-	197,609,502
Company Stock - Common*	5,790,148,599	-	-	5,790,148,599
Company Stock - Preferred*	-	8,018,504,743	-	8,018,504,743
Smucker’s Stock	33,720,818	-	-	33,720,818
Mutual Fund	76,532,541	-	-	76,532,541
Stable Value Fund	-	182,876,945	-	182,876,945

Total	$ 5,976,657,868	$ 8,797,809,037	$ -	$ 14,774,466,905

* Includes assets held in separate 401(h) account

For the years ended June 30, 2012 and 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

4.	SERIES A PREFERRED STOCK

Conversion, Distribution and Liquidation Rights — The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be put to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 for each share of Series A Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. Participants must receive distributions of cash or Company common stock upon election of a distribution from the Plan. Active participants may also elect to convert up to 100% of their vested shares of Series A Preferred Stock to other investments held by the Plan, unless they chose to invest in non-core investments after attaining age 50, in which case they are required to maintain at least 40% of their account value in shares of Company common and/or preferred stock. Retired, former-employee participants and eligible spousal beneficiaries in the Retirement Plus feature must also maintain at least 40% of their account value invested in shares of Company common and/or preferred stock. The fair value of Company common stock as of June 30, 2012 and 2011, was $61.25 and $63.57, respectively, per share.  During 2012 and 2011, respectively, 3,271,430 (cost $22,320,767, fair value $210,125,323) and 4,016,169 (cost $27,392,243, fair value $252,878,316) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

Eligibility — All participants are eligible for allocation of Series A Preferred Stock.

Dividend Rights — In 2012 and 2011, annual dividends totaled $2.137 and $1.9704 per share, respectively, and were paid quarterly at $.525 per share for the first three quarters in 2012, and $.562 per share for the last quarter in 2012, and $.4818 per share for the first three quarters in 2011, and $.525 per share for the last quarter in 2011. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

Call Provisions — The Series A Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share of Series A Preferred Stock is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note 6). During 2012 and 2011, respectively, 1,657,820 and 1,756,054 shares of Series A Preferred Stock valued at $99,203,949 and $110,490,918, respectively, were released for allocation to participant accounts. During the years ended June 30, 2012 and 2011, these shares in addition to $384,463 and $371,303, respectively, arising mainly from forfeitures were used to fund a portion of the annual profit sharing contribution totaling $99,588,412 and $110,862,221, respectively. At June 30, 2012 and 2011, 11,348,254 and 13,006,113 shares of Series A Preferred Stock, respectively, were unallocated.

5.	SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(H) ACCOUNT)

Conversion, Distribution and Liquidation Rights — The Series B Preferred Stock held in a separate 401(h) account is convertible at any time by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be put to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 for each share of Series B Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. The fair value of Company common stock as of June 30, 2012 and 2011, was $61.25 and $63.57, respectively, per share. During 2012 and 2011, respectively, 1,304,447 (cost $16,905,603, fair value $82,117,073) and 1,249,345 (cost $16,191,443, fair value $76,436,218) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

Eligibility — Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

Dividend Rights — In 2012 and 2011, annual dividends totaled $2.137 and $1.9704 per share, respectively, and were paid quarterly at $.525 per share for the first three quarters in 2012, and $.562 per share for the last quarter in 2012, and $.4818 per share for the first three quarters in 2011, and $.525 per share for the last quarter in 2011. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

Call Provisions — The Series B Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series B Preferred Stock are released for straight-line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 7). During 2012 and 2011, respectively, 1,346,953 and 1,257,574 shares of Series B Preferred Stock valued at $80,601,668 and $79,126,556, respectively, were released for allocation to participant accounts. At June 30, 2012 and 2011, 38,742,747 and 40,089,697 shares of Series B Preferred Stock, respectively, were unallocated.

6.	NOTES PAYABLE (SERIES A PREFERRED STOCK)

The ESOT entered into a note payable to the Company on March 3, 1999, under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 in 2000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commenced on September 3, 2004, and are funded through annual dividends received on the Series A Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2012 and 2011, dividends met or exceeded the mandatory payments and thus, there was no annual Company contribution. The loan bears an interest rate of 6% and borrowings as of June 30, 2012 and 2011, were $124,972,093 and $141,038,851, respectively. The fair value of the loan is estimated based on current rates for debt of the same remaining maturities and approximates $154,000,000 and $167,000,000, respectively, at June 30, 2012 and 2011. No additional borrowings were allowed during the years ended June 30, 2012 and 2011.

The scheduled amortization of the loan for the next five years and thereafter is as follows: 2013 — $14,778,386; 2014 — $13,641,587; 2015 — $12,656,361; 2016 — $11,746,922; 2017 — $10,989,056 and thereafter — $61,159,781.

7.	DEBENTURES (SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT))

The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments commenced on July 1, 2006, and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. Repayment of principal and interest is funded through dividends received on the Series B Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2012 and 2011, dividends received met or exceeded the mandatory payments and thus, there was no annual Company contribution. The debentures are guaranteed by the Company. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $985,000,000 and $1,008,000,000, respectively, at June 30, 2012 and 2011.

The scheduled amortization of the debentures for the next five years and thereafter is as follows: 2013 — $55,770,000; 2014 — $61,340,000; 2015 — $67,470,000; 2016 — $74,210,000; 2017 — $81,620,000 and thereafter — $416,590,000.

In July 2005, the ESOT entered into a term loan agreement with the Company providing up to approximately $982,000,000 to fund the principal and interest payments on the debentures. Under the terms of the loan, prior to maturity, interest is payable semiannually on July 1 and January 1, commencing January 1, 2006, and at maturity. After maturity, interest is payable on demand. Mandatory sinking fund payments are required beginning July 1, 2021, and are payable semiannually thereafter. The loan bears an interest rate of 5.09% and borrowings as of June 30, 2012 and 2011, were $472,937,707 and $405,231,848, respectively. The fair value of the loan is estimated based on current rates for debt of the same remaining maturities and approximates $689,000,000 and $476,000,000, respectively, at June 30, 2012 and 2011.

8.	CONTRIBUTIONS

The annual contribution by the Company to participant accounts is based on individual base salaries and years of participation not to exceed a percentage of Plan participants’ total compensation, as defined in the Plan document, as follows:

15% for employees hired before July 1, 2005, excluding employees of subsidiaries that began participating on or after July 1, 2005.  There are special rules for rehires and localizations.

12.5% for employees hired, and employees of subsidiaries that began participating, on or after July 1, 2005, and before September 1, 2011.  There are special rules for rehires and localizations.

9% for employees hired, or employees of subsidiaries that began participating, on or after September 1, 2011.  There are special rules for rehires and localizations.

The Company’s cash contribution to participant accounts is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 4). Additionally the Company’s cash contribution to the Plan is reduced by the value of forfeitures and excess Series A Preferred dividends.

The Company also funds a portion of the principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 6 and 7).

9.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of June 30, 2012 and 2011, are as follows:

		2012	2011

	At fair value:
*	Common stock — The Procter & Gamble
	Company	$ 5,502,611,372	$ 5,774,009,956
*	Preferred stock — The Procter & Gamble
	Company ESOP Convertible Class A:
	Series A	3,798,475,468	4,150,317,221

*	Party-in-interest and non participant directed

For the years ended June 30, 2012 and 2011, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, (depreciated) appreciated as follows:

		2012	2011

	At fair value — net (depreciation) appreciation in fair
	value of:
*	The Procter & Gamble Company common stock	$ (204,067,741)	$ 338,796,088
	The J.M. Smucker Company common stock	(367,976)	7,554,152
*	The Procter & Gamble Company Series A
	Preferred Stock	(141,762,315)	246,370,108
	Common collective trust funds	5,877,801	97,155,632

	Net (depreciation) appreciation in fair value of investments	(340,320,231)	689,875,980

	At contract value — net appreciation in contract value
	of the J.P. Morgan Stable Value Fund*	218,005	1,531,308

	Total	$ (340,102,226)	$ 691,407,288

*	Party-in-interest and non participant directed

10.	NONPARTICIPANT-DIRECTED INVESTMENTS

Company common stock and Series A Preferred Stock are considered to be nonparticipant-directed under the guidance of ASC No. 962-325 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company common and/or Series A Preferred Stock.

Information about the net assets relating to the Series A Preferred Stock as of and for the years ended June 30, 2012 and 2011, is presented in Note 1. Information about the net assets relating to the Company common stock as of June 30, 2012 and 2011, is as follows:

	2012	2011

Net assets — The Procter & Gamble Company
common stock	$ 5,502,611,372	$ 5,774,009,956

The significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended June 30, 2012 and 2011, are as follows:

	2012	2011

Net (depreciation) appreciation in fair value	$ (204,067,741)	$ 338,796,088
Dividends	199,177,237	186,894,863
Contributions	299,659,201	299,838,944
Distributions to participants	(591,448,581)	(780,634,912)
Net interfund transfers	(184,844,023)	(111,674,385)
Conversion from preferred stock	210,125,323	252,878,316

Net changes in assets	(271,398,584)	186,098,914

Net assets — beginning of year	5,774,009,956	5,587,911,042

Net assets — end of year	$ 5,502,611,372	$ 5,774,009,956

11.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

Prior to January 2012, the Plan provided participants a self-managed stable value investment option (“Stable Value Fund”) that simulated the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. In January 2012, the Plan divested this investment and it is no longer a Plan investment option.  Contract value represented contributions made to the fund, plus earnings, less participant withdrawals. The self-managed Stable Value Fund was composed of U.S. Government securities, corporate debt instruments and corporate stocks owned by the Plan and an investment contract issued by insurance companies (the “issuers”), designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provided that realized and unrealized gains and losses on the underlying fixed income portfolio were not reflected immediately in the net assets of the Stable Value Fund, but rather were amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Stable Value Fund included the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

The issuers were contractually obligated to pay the principal and specified interest rate that was guaranteed to the Plan. The crediting interest rate was based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates were reviewed on a quarterly basis for resetting. The crediting rate of the contract was expected to approximate current market yields on a trailing basis.

	2012	2011

Average yields:
Based on annualized earnings (1)	0.20%	0.50%
Based on interest rate credited to participants (2)	0.27	0.47

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

12.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Prior to January 2012, certain Plan investments were shares of a mutual fund and units of a stable value fund managed by J.P. Morgan Investment Advisors. In January 2012, the Plan divested these investments and they are no longer Plan investment options.  J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee. J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2012 and 2011, borrowings outstanding under the two term loan agreements (see Notes 6 and 7) between the Company, the sponsoring employer, and the Plan were $597,909,800 and $546,270,699, respectively.

The debentures (see Note 7) are guaranteed by the Company.

At June 30, 2012 and 2011, the Plan held shares of the Company, the sponsoring employer, common and preferred stock and recorded dividend income on the shares for the years ended June 30, 2012 and 2011, as follows:

	2012	2011

Common stock*:
Shares	90,159,887	91,083,036
Cost	$ 3,594,357,605	$ 3,364,605,459
Dividend income	$ 199,791,747	$ 187,326,844
Series A Preferred Stock:
Shares	62,015,926	65,287,356
Cost	$ 423,100,852	$ 445,421,619
Dividend income	$ 137,198,914	$ 133,927,735
Series B Preferred Stock*:
Shares	59,544,814	60,849,261
Cost	$ 771,661,880	$ 788,567,483
Dividend income	$ 129,390,231	$ 125,534,911

* All or portion held in separate 401(h) account

During the years ended June 30, 2012 and 2011, 6,264,279 and 8,986,475 shares, respectively, of Company common stock were distributed to participants.

13.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

14.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2000, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan is subject to routine audits by taxing jurisdictions at any time.  The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

15.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2012 and 2011, to Form 5500:

	2012	2011

Net assets available for benefits per the financial
statements	$ 10,603,237,082	$ 11,073,208,007
Less adjustment from contract value to fair value for
fully benefit-responsive investment contracts	-	(1,630,267)
Plus net assets held in 401(h) account included as
assets in Form 5500	2,471,404,562	2,700,823,675

Net assets available for benefits per the Form 5500	$ 13,074,641,644	$ 13,772,401,415

The net assets of the 401(h) account included in Form 5500 are not available to pay benefits under the Plan but can be used only to pay retiree health benefits.

The following is a reconciliation of net investment (loss) per the financial statements for the year ended June 30, 2012, to Form 5500:

Net investment (loss) per the financial statements	$ (2,669,062)
Plus adjustment from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2011	1,630,267
Less net depreciation of 401(h) assets	(139,633,289)
Plus interest and dividends on 401(h) assets	130,071,576
Plus investment management fees	301,716
Plus interest on notes receivable from participants	3,479,966

Net investment (loss) per the Form 5500	$ (6,818,826)

The following is a reconciliation of net deductions/expenses per the financial statements for the year ended June 30, 2012, to Form 5500:

Net deductions per the financial statements	$ 773,930,643
Plus interest expense on 401(h) assets	95,309,101
Plus investment management fees	301,716

Net deductions/expenses per the Form 5500	$ 869,541,460

The following is a reconciliation of the (decrease) in net assets per the financial statements for the year ended June 30, 2012, to Form 5500 net loss:

Net (decrease) in assets available for benefits per the financial statements	$ (469,970,925)
Plus adjustments from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2011	1,630,267
Less interest expense related to 401(h) assets	(95,309,101)
Less net transfer related to 401(h) assets	(124,548,299)
Less net investment (loss) from 401(h) assets	(9,561,713)

Net (loss) per the Form 5500	$ (697,759,771)

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2012
EIN: 31-0411980
PLAN: 002

Identity of Issue	Description of Investment	Fair Value

AT FAIR VALUE:
CASH:
J.P. Morgan Chase Bank*	Liquified Cash**	$ 14,115,070
J.P. Morgan Chase Bank*	Liquified Cash**, ***	65,501,568

THE PROCTER & GAMBLE COMPANY*	Common stock, no par value, 90,150,887 shares***
	(cost $3,594,357,605)	5,522,293,080

THE PROCTER & GAMBLE COMPANY*	Series A ESOP Convertible Class A Preferred Stock
	no par value, 62,015,926 shares (cost $423,100,852)	3,798,475,468

THE PROCTER & GAMBLE COMPANY*	Series B ESOP Convertible Class A Preferred Stock***
	no par value, 59,544,814 shares (cost $771,661,880)	3,647,119,858

THE J.M. SMUCKER COMPANY	Common stock, no par value, 399,475 shares**	30,168,352

COMMON COLLECTIVE TRUST FUNDS:
State Street Global Advisors*	SSgA US Short Term Government/Credit Bond Index**	59,015,956
State Street Global Advisors*	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund**	59,734,437
Blackrock	Money Market Fund W**	185,223,798
Blackrock	US Debt Index Non-Lendable Fund E**	275,283,044
Blackrock	Russell 2000 Index Non-Lendable Fund E**	81,224,979
Blackrock	BlackRock MSCI ACWI EX-U.S. Index Non-Lendable Fund F**	158,557,796
Blackrock	Equity Index Fund EX**	172,087,756

LOANS TO PARTICIPANTS*	Various participants, interest rates ranging from 4.25% to
	10.50% various maturities through December 2021	74,004,433

TOTAL ASSETS		$ 14,142,805,595

* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** All or portion held in separate 401(h) account

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 2012
EIN: 31-0411980
PLAN: 002

					Cost of	Gain
Description of Asset	Purchases (A)		Sales		Sales	on Sale

SINGLE TRANSACTIONS — None

SERIES OF TRANSACTIONS (B) —
The Procter & Gamble Company —
common stock	$ 656,192,099	(298)	$ 610,261,581	(527)	$ 394,205,131	$ 216,056,450

NOTES:
A. The market value of all assets acquired at the time of acquisition is equal to the purchase price.
B. The numbers in parentheses represent the number of transactions.